[redacted]

08028431

AB 3/6

UNITEDSTATES
TIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.J. Mosier & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 W. Randolph St., Suite 200
(No. and Street)

Chicago (City) Illinois (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Delores J. Mosier 888-452-1161
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwich Coleman Levin, LLC
(Name – *if individual, state last, first, middle name*)

125 South Wacker Drive, Suite 1500 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

PROCESSED
MAR 1 1 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 2 8 2008
Washington, DC
100

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12

OATH OR AFFIRMATION

I, Delores J. Mosier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.J. Mosier & Associates, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Delores J Mosier
Signature

Chairman
Title

Imelda A. Wojtkowski
Notary Public
Imelda A. Wojtkowski #482652

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.J. MOSIER & ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

(With Independent Auditors' Report)

DECEMBER 31, 2007 AND 2006

HCL

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS

D.J. MOSIER & ASSOCIATES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

CONTENTS

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
D.J. MOSIER & ASSOCIATES, INC.
Chicago, Illinois 60611

We have audited the accompanying statements of financial condition of D.J. Mosier & Associates, Inc. as of December 31, 2007 and 2006 and the related statements of operations, changes in stockholder's equity and cash flows and supplemental information for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of D.J. Mosier & Associates, Inc. as of December 31, 2007 and 2006, and the results of its operations, changes in its stockholder's equity and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC

Certified Public Accountants
Chicago, Illinois

February 21, 2008

D.J. MOSIER & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
ASSETS		
Cash and cash equivalents	$ 35,250	$ 513
Accounts receivable	61,770	77,441
Loans receivable	7,046	9,546
Prepaid expenses	7,793	-
Deposits	1,430	1,430
Office equipment at cost, net of accumulated depreciation of $48,586 in 2006 and 2005	1,068	1,068
TOTAL ASSETS	$ 114,357	$ 89,998

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
LIABILITIES		
Accounts payable	$ -	$ -
Accrued payroll taxes	349	25,051
Total Liabilities	349	25,051
STOCKHOLDER'S EQUITY		
Common stock, no par value; 10,000 shares authorized, issued and outstanding	1,000	1,000
Paid in capital	264,747	264,747
Accumulated deficit	(151,739)	(200,800)
Total Stockholder's Equity	114,008	64,947
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 114,357	$ 89,998

The accompanying notes are an integral part of these statements.

D.J. MOSIER & ASSOCIATES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES		
Commissions	$ 284,058	$ 331,627
Consulting fees	119,587	75,385
Total Revenues	403,645	407,012
EXPENSES		
Employee compensation and commissions	200,361	279,803
Rent	25,629	29,586
General and administrative	88,870	116,972
Total Expenses	314,860	426,361
Operating Income / (Loss)	88,785	(19,349)
OTHER INCOME/ (EXPENSE)		
Interest income	276	251
Total Other Income/ (Expense)	276	251
NET INCOME / (LOSS)	$ 89,061	$ (19,098)

The accompanying notes are an integral part of these statements.

D.J. MOSIER & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock	Paid In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance 1/1/06	$ 1,000	$ 194,747	$ (181,702)	$ 14,045
Additional equity contribution	-	70,000	-	70,000
2006 Net (loss)		-	(19,098)	(19,098)
Balance 12/31/06	1,000	264,747	(200,800)	64,947
Dividend	-	-	(40,000)	(40,000)
2007 Net income	-	-	89,061	89,061
Balance 12/31/07	$ 1,000	$ 264,747	$ (151,739)	$ 114,008

The accompanying notes are an integral part of these statements.

D.J. MOSIER & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income / (loss)	$ 89,061	$ (19,098)
Adjustments to reconcile net (loss) to net cash (used) by operating activities:		
Depreciation and amortization	-	112
Net change in certain assets and liabilities:		
(Increase) decrease in accounts and loans receivable	18,171	(70,971)
(Increase) decrease in prepaid expenses	(7,793)	194
Increase in accounts payable and accrued payroll taxes	(24,702)	3,804
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	74,737	(85,959)
CASH FLOWS FROM FINANCIING ACTIVITIES		
Dividend paid	(40,000)	-
Increase in paid in capital	-	70,000
NET CASH (USED) / PROVIDED BY OPERATING ACTIVITIES	(40,000)	70,000
NET INCREASE / (DECREASE) IN CASH	34,737	(15,959)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	513	16,472
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 35,250	$ 513
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

The accompanying notes are an integral part of these statements.

D.J. MOSIER & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

D.J. Mosier and Associates, Inc, (the Company) is a securities dealer that specializes in the sale of mutual funds and separate accounts. With over 12,000 mutual funds available, the Company is an experienced specialist and provides investment opportunities from a carefully selected group of fund families. The customer base for the Company consists of pension funds for municipal employees, firefighters, and police departments. The majority of the Company's customers are located in the Midwest. The Company is a member of the National Association of Securities Dealers, Inc. (NASD).

Financial statement presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue recognition

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is reqiured to maintain net capital as defined under the rule. The Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of the "aggregate indebtedness," as these terms are defined. Net capital changes from day to day, but at December 31, 2007 and 2006, the Company has net capital of $92,671 and $13,920, respectively and had no customer accounts.

Commissions Receivable

Commission's receivable primarily represents commission income earned on security transactions. Management of the Company believes all amounts included in commissions receivable are collectable in full and, accordingly, no allowance for doubtful accounts is deemed necessary.

Office Equipment and Leasehold Improvements

Furniture and equipment are depreciated on the straight-line method over the estimated useful lives of the assets. There wasn't any depreciation expense for 2006 and 2005. Leasehold improvements are amortized on a straight-line method over the life of the lease. Amortization expense for 2006 was $112.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with a maturity of less than a year when purchased, to be cash equivalents.

D.J. MOSIER & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company elected in 2005 to be taxed as a Subchapter S corporation. As a Subchapter S corporation the taxable income for federal purposes flows thru to the majority stockholder, and accordingly there is no taxes paid at the federal level. The Company is liable for State replacement tax which is computed at 1.5% of taxable income. At December 31, 2007 the Company did not have taxable income for state purposes and is not liable for state replacement taxes

2. **RELATED PARTY TRANSACTIONS**

The Company leases its office facility in La Porte, Indiana from a related party under a non-cancelable operating lease that expires on October 31, 2010. The future rental payments under the lease for the next five years are as follows:

2007	$27,702
2008	$28,394
2009	$29,104
2010	$24,859

Rent expense for the year ended December 31, 2007 and 2006 amounted to $25,629 and $29,586, respectively.

SUPPLEMENTAL INFORMATION

D.J. MOSIER & ASSOCIATES, INC
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 114,008
2.	Deduct ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		114,008
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in Computation of net capital		0
	B. Other (deductions) or allowable credits (List)		
			0
5.	Total capital and allowable subordinated liabilities		114,008
6.	Deductions and/or charges:		
	A. Total non allowable assets from Statement of Financial Condition (Notes B and C)	21,337	
	B. Secured demand note deficiency	0	
	C. Commodity futures contracts and spot Commodities – proprietary capital changes	0	
	D. Other deductions and/or charges	0	
7.	Other additions and/or credits (List)		
			(21,337)
8.	Net capital before haircuts on securities positions		92,671

The accompanying notes are an integral part of these statements.

D.J. MOSIER & ASSOCIATES, INC
DECEMBER 31, 2007

9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
	A. Contractual securities commitments	0	
	B. Subordinates securities borrowings	0	
	C. Trading and investment securities:	0	
	1. Exempted securities	0	
	2. Debt securities	0	
	3. Options	0	
	4. Other securities	0	
	D. Undue Concentration	0	
	E. Other (List)		
			0
10.	Net Capital		$ 92,671

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)	$ 23
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13.	Net capital requirement (greater of line 11 or 12)	5,000
14.	Excess net capital (line 10 less 13)	87,671
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 92,636

The accompanying notes are an integral part of these statements.

D.J. MOSIER & ASSOCIATES, INC
DECEMBER 31, 2007

16.	Total A.I. liabilities from Statement of Financial Condition		$ 349
17.	Less: Securities borrowed for which equivalent value is paid		0
18.	Less; Liabilities subordinated to claims of creditors		0
17.	Add:		
	A. Drafts for immediate credit	________	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	________	
	C. Other unrecorded amounts (List)		

_________________ _________________

_________________ _________________

19.	Total aggregate indebtness	$ 349
20.	Percentage of aggregate indebtness to net capital (line 19/line 10)	% 0

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0

The accompanying notes are an integral part of these statements.

D.J. MOSIER & ASSOCIATES, INC.
RECONCILIATION INCLUDING APPROPRIATE EXPLANATIONS, OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE COMPANY'S CORRESPONDING UNAUDITED PART II A FOCUS REPORT FILING DECEMBER 31, 2007

No material differences existed at December 31, 2007, between the audited computation of net capital and the unaudited Part II A Focus Filing at December 31, 2007.

D.J. MOSIER & ASSOCIATES, INC.
Computation for Determination of Reserve Requirements
For Broker/Dealers under Rule 15c3-3 and Information For
Possession or Control Requirements under Rule 15c3-3
December 31, 2007

The Company does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, the Company is exempt from the provisions of that rule.

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS
125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
D.J. MOSIER & ASSOCIATES, INC.

In planning and performing our audit of the financial statements of D.J. Mosier & Associates, Inc., (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the members, management and the SEC and any other regulatory bodies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants
Chicago, Illinois

February 21, 2008

END